Exhibit 99.1

Scage Future Receives Nasdaq Notifications Regarding Market Value of Listed Securities and Market Value of Publicly Held Shares Requirements

NANJING, China, September 2, 2026 — Scage Future (Nasdaq: SCAG) (“Scage” or the “Company”), a zero-emission solution provider of new energy heavy-duty commercial vehicles and e-fuel solutions, today announced that on August 27, 2026 the Company received two notification letters (together, the “Notification Letters”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”). This press release is issued pursuant to Nasdaq Listing Rule 5810(b), which requires prompt disclosure upon receipt of a deficiency notification.

The first Notification Letter advised the Company that, based on Nasdaq’s review of the Company’s Market Value of Listed Securities (“MVLS”) for the 30 consecutive business days from July 16, 2026 to August 26, 2026, the Company no longer meets the minimum MVLS of US$50,000,000 required for continued listing on The Nasdaq Global Market under Nasdaq Listing Rule 5450(b)(2)(A). Nasdaq calculates MVLS based on the most recent total shares outstanding multiplied by the daily closing bid price. Nasdaq also noted in the letter that the Company does not meet the requirements of Nasdaq Listing Rule 5450(b)(3)(A), the Total Assets and Total Revenue standard.

The second Notification Letter advised the Company that, based on Nasdaq’s review of the Company’s Market Value of Publicly Held Shares (“MVPHS”) for the 30 consecutive business days from July 16, 2026 to August 26, 2026, the Company no longer meets the minimum MVPHS of US$15,000,000 required for continued listing on The Nasdaq Global Market under Nasdaq Listing Rule 5450(b)(2&3)(C). Nasdaq calculates MVPHS based on the most recent publicly held shares information multiplied by the closing bid price.

In accordance with Nasdaq Listing Rules 5810(c)(3)(C) and 5810(c)(3)(D), the Company has been provided a compliance period of 180 calendar days, through February 23, 2027, to regain compliance with each requirement. To regain compliance, the Company’s MVLS must close at US$50,000,000 or more, and its MVPHS must close at US$15,000,000 or more, in each case for a minimum of ten consecutive business days. Nasdaq staff may, in its discretion, require the Company to satisfy the applicable requirement for a period in excess of ten consecutive business days, but generally no more than 20 consecutive business days, before determining that compliance has been demonstrated.

The Notification Letters have no immediate effect on the listing or trading of the Company’s American depositary shares, which continue to trade on The Nasdaq Global Market under the symbol “SCAG.” A deficiency indicator will be displayed with quotation information for the Company’s securities on Nasdaq.com and NasdaqTrader.com, and the Company will be included in the list of non-compliant companies published on the Nasdaq Listing Center commencing five business days from the date of the Notification Letters.

If the Company does not regain compliance with either requirement prior to the expiration of the applicable compliance period, it will receive written notification that its securities are subject to delisting, at which time the Company may appeal the determination to a Nasdaq Hearings Panel. Alternatively, the Company may be eligible to transfer its listing to The Nasdaq Capital Market, provided it meets the Capital Market’s continued listing requirements.

As previously disclosed, the Company received a notification from Nasdaq on June 11, 2026 regarding the minimum bid price requirement, with a compliance period through December 8, 2026. The Company has also received a notification regarding the composition of its audit committee, with a remediation period through December 22, 2026.

The Company intends to monitor its MVLS and MVPHS and to consider the options available to it to regain compliance, which may include applying to transfer its listing to The Nasdaq Capital Market. The Company’s business operations are not affected by the receipt of the Notification Letters. There can be no assurance that the Company will regain compliance with the MVLS or MVPHS requirements within the applicable compliance periods.

About Scage Future

Scage Future is a leading zero-emission technology provider in China, dedicated to decarbonizing global commercial transportation through its portfolio of advanced heavy-duty NEV trucks and innovative e-fuel systems. Through strategic partnerships with top-tier vehicle manufacturers and a strong quality control framework, the Company delivers intelligent, high-performance NEVs addressing the transport needs across logistics, mining and port operations. The Company has a proven track record in the design, production, and testing of next-generation heavy-duty NEVs, including the Dragon II plug-in hybrid dump truck, Galaxy II plug-in hybrid truck, and Q-Truck autonomous tractor trailer.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the Company’s ability to regain compliance with the applicable Nasdaq continued listing requirements within the compliance periods, the Company’s intention to monitor its MVLS and MVPHS, the potential transfer of the Company’s listing to The Nasdaq Capital Market, and the Company’s available options to address the deficiencies described herein. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

Scage Future

Investor Relations

Emily Wang

Head of Investor Relations

Email: scageIR@scagefd.com